17 Education & Technology Group Inc.
16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People’s Republic of China

December 11, 2023

VIA EDGAR

Ms. Mara Ransom

Ms. Jennie Beysolow

Ms. Theresa Brillant

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc. (the “Company”)
Annual Report on Form 20-F
Filed April 26, 2023
File No. 001-39742

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated November 15, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 31, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F filed April 26, 2023

Other Risks related to Our PRC Operations, page 5

1.
We note your response to prior comment 1 that regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on the company. Please revise here, as you do under the risk factor on page 29 to disclose the relevant laws and regulations in Hong Kong related to data security and how these laws may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with additions

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Page 5:

Other Risks related to Our PRC Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China through the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of Chinese governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from mainland China. There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. As of the date of this annual report, although certain of our subsidiaries are holding companies located in Hong Kong, we do not conduct any business operations in Hong Kong and therefore regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, if we access data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

D. Risk Factors

Summary of Risk Factors

Risks Related to Doing Business in China, page 15

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

2.
We note your response to prior comment 6 and reissue in part. Please also revise here to state, as you do on page 7, that to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide a cross-reference to this discussion on page 7 under “Cash Flows through Our Organization.”

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Page 16:

Risks Related to Doing Business in China

…

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”;

Page 7:

Cash Flows through Our Organization

…

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the VIEs in which we have no legal ownership, totaling RMB2,632.6 million, RMB4,117.3 million and RMB4,180.7 million (US$606.1 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government ~~controls regulation~~ controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental ~~control regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment~~.~~” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business~~.~~” and “Introduction—Summary of Risk Factors—Risks Related to Doing Business in China.”

Risks Related to Our Corporate Structure, page 16

3.
We note your response to prior comment 8. Please revise to provide the cross-reference to the relevant individual detailed risk factor and page number for each summary risk factor.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Page 16:

Risks Related to Our Business and Industry

•
The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities” on page 17 for details;

•
We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance” on page 17 for details;

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects” on page 18 for details;

•
If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of schools and teachers, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered to teachers, students and parents as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of educational authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected” on page 20 for details;

•
If we are not able to attract students or their families to purchase our other educational products and services, including our personalized self-directed learning product, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to attract students or their families to purchase our other educational products and services, including our personalized self-directed learning product, our business and prospects will be materially and adversely affected” on page 20 for details;

•
Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

schools, our business and prospects may be materially and adversely affected” on page 21 for details;

•
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations” on page 22 for details; and

•
If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the market for our teaching and learning SaaS offerings and other business initiative develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed” on page 23 for details.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. ~~(for a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “—Risks Related to Our Corporate Structure”)~~See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 45 for details;

•
We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership” on page 47 for details;

•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 47 for details; and

•
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 48 for details.

Risks Related to Doing Business in China

•
Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 49 for details;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

•
Uncertainties with respect to the ~~mainland China~~ mainland China legal system~~s in the jurisdictions where we operate~~ could adversely affect us. Rules and regulations in mainland China are evolving and may be changed ~~the jurisdictions where we operate can change quickly~~ with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the mainland China legal system could adversely affect us” on page 50 for details;

•
The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs. Due to the nature of our industry, the PRC government may intervene or influence our operations at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 50 for details;

•
The approval and/or other requirements of the CSRC or other ~~mainland China~~ Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements” on page 51 for details;

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

against us or our management named in the annual report based on foreign laws” on page 53 for details;

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 57 for details;

•
Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 58 for details;

•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 59 for details; and

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 60 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 61 for details;

•
Our dual-class voting structure will limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on page 62 for details;

•
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment” on page 64 for details;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

•
You may be subject to limitations on transfer of your ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—You may be subject to limitations on transfer of your ADSs” on page 66 for details; and

•
It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares” on page 70 for details.

General

4.
With reference to prior comments 4, 6, and 8, we note that you have deleted references to PRC government control under sections entitled “Permissions Required from Chinese Authorities for Our Operations;” “Cash Flows through Our Organization;” and “We may rely on dividends and other distributions on equity...”. It is unclear to us that there have been changes in the regulatory environment in the PRC since your annual report filed on April 26, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosures and removal of references to the PRC government’s control convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the annual report as of April 26, 2023, and revise, as appropriate, to your latest proposed revisions referenced in your August 31, 2023 response letter.

The Company respectfully submits to the Staff that the proposed revision with respect to the restoration of the disclosure under section entitled “Cash Flows through Our

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

Organization” on page 7 of the Company’s 2022 Form 20-F is included in the Company’s response to Comment # 2.

In response to the Staff’s comment on the restoration of the disclosure under sections entitled “Permissions Required from Chinese Authorities for Our Operations” and “We may rely on dividends and other distributions on equity...” on pages 5 and 57 of the Company’s 2022 Form 20-F, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Page 5:

Permissions Required from ~~mainland China~~ Chinese Authorities for Our Operations

…

However, the PRC government has recently indicated an intent to exert more oversight and ~~control regulation~~ control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, such that we may be required to complete filing with or obtain permissions from the ~~CSRC, CAC or other~~ relevant ~~mainland China~~ Chinese authorities in connection with any future overseas capital raising activities. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. Based on the consultation with competent government authorities, under the currently effective laws and regulations in mainland China, as a company that has been listed on the Nasdaq Global Market before the promulgation of the Revised Cybersecurity Review Measures, we, our subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the Nasdaq Global Market. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures, as our ADSs have been listed on the Nasdaq Global Market prior to March 31, 2023, the effective date of the Overseas Listing Trial Measures, we will be deemed as an “existing issuer” and are not required to complete the filing procedures with the CSRC for our historical issuance of securities to foreign investors. However, we will be required to complete the filing procedures with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Overseas Listing Trial Measures. We cannot assure you that we would be able to comply with such regulatory guidance or any other new requirements relating to any of our potential future overseas capital raising activities. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, the CAC or other ~~mainland China~~ Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our mainland China subsidiaries or the VIEs or take other actions that could materially and adversely

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Page 57:

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

…

We cannot preclude the possibility that, in the future, ~~T~~the PRC government may continue to strengthen its capital ~~controls regulation~~ controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash outside of mainland China. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

In addition, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 50:

The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in mainland China through the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations at any time, or may exert control over operations of our business, which could result in a material adverse

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 11, 2023

change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant mainland China government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. …

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com, or the Chief Financial Officer of the Company, Michael Chao Du, via e-mail at michael.du@17zuoye.com.

Very truly yours,

/s/ Michael Chao Du
Michael Chao Du
Chief Financial Officer

cc:	Andy Chang Liu, Chairman and Chief Executive Officer, 17 Education & Technology Group Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Sijia Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP